Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following communication was posted to Halliburton Company’s website related to the pending acquisition of Baker Hughes.

Update to the main Integration page:

We are excited to share news of a historic step by our company to advance the depth and breadth of our capabilities to better serve our customers. Halliburton’s pending acquisition of Baker Hughes is a natural combination from a customer service and financial perspective. This pending acquisition would combine product and service capabilities to allow us to build upon the innovative leadership of both companies. As previously communicated in March, Halliburton and Baker Hughes each obtained the required approvals from their respective stockholders for the proposed acquisition to proceed. However, the actual close of the transaction is expected to occur late in the second half of 2015, and remains subject to regulatory approvals and other customary closing conditions.

Halliburton and Baker Hughes are in the midst of planning the integration of the two companies across our product lines, regions of operation, and functional support areas. Throughout this process, enthusiasm for the project has been high from the employees of both companies.

At the core of the integration planning process is a focus on customer service, safety, operational excellence and financial synergies as we work towards building a stronger company and creating a seamless transition for employees, customers, suppliers, and stakeholders.

We are committed to providing insight into our progress on the pending acquisition with updates to this website as appropriate, including regarding what may change and what is expected to stay the same. We are confident that the combined company will be a stronger and more diverse organization with the resources to better serve our valued customers well into the future.

Jeff Miller, President

For more information please visit our FAQ page.

FAQs:

Why is Halliburton acquiring Baker Hughes?

We believe the transaction will combine product and service capabilities to deliver a greater depth and breadth of solutions to our customers and exciting growth opportunities for our employees and shareholders. As a result, we expect the combination to result in substantial and improved growth opportunities and continued high returns on capital.

The combined company will be able to provide a comprehensive suite of products and services to customers in virtually every oil and natural gas producing market in the world with the ability to provide cost-effective solutions to customer challenges in the unconventional, deepwater and mature asset sectors.

Where are we in the process of planning for the integration of Halliburton and Baker Hughes?

Halliburton’s integration team has held high-level discussions and exchanged general information with its Baker Hughes counterparts and has now transitioned into the planning phase of the integration. Please understand that we are unable to share further details with the public or our customers at this time. We are working diligently to ensure a smooth transition for our employees, customers and other stakeholders once the deal is finalized.

What are the benefits of the transaction for customers?

We are confident that the combined company will be a stronger, more global and diverse organization with the scale and resources to better serve our valued customers.

The combined company will also have the ability to continue to commit appropriate levels of investment in the technologies required to support more efficient development of oil and gas assets around the world.

Finally, we believe the combined company will allow us to achieve synergies that lead to greater innovation and superior, cost-effective service for our customers.

What are your customers saying about this pending transaction?

The pending Halliburton and Baker Hughes transaction is a natural combination, both from a customer service and financial perspective. Customer feedback has been largely positive. Halliburton and Baker Hughes have worked separately to address any issues customers have raised.

Will there be any change to customer contracts with Halliburton?

At this time, there are no changes to customer contracts with Halliburton.

Will there be any change in the products and services I receive from Halliburton?

Prior to the close of the deal, we remain committed to providing the same reliable service and innovative products that you have come to expect from Halliburton. We are excited about the future possibilities for synergies and innovation that our pending acquisition of Baker Hughes will bring.

If a customer has business with both Halliburton and Baker Hughes, how will this affect the services, products and solutions they receive from Halliburton while the acquisition is pending?

Halliburton and Baker Hughes remain competitors prior to the close of the deal, and customers should not expect any changes in our services to them.

Why is Halliburton marketing for sale its Fixed Cutter and Roller Cone Drill Bits, its Directional Drilling and its Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses?

As anticipated, Halliburton will be required to divest some of its overlapping businesses to obtain competition authorities’ approval of the pending acquisition of Baker Hughes.

When will the divestitures take place?

It may take some time to find the right fit for these valuable businesses. As the goal is for the divested businesses to remain competitive, we want to ensure they are sold to buyers who will run them as such.

The eventual close of the divestitures is expected to coincide with the closing of our pending acquisition of Baker Hughes late in the second half of 2015.

Who can I contact with additional questions?

Due to the sensitivity of this transaction, we are unable to answer many detailed questions at this time. We appreciate our customers and will continue to provide updates on a quarterly basis as we move through this process. In the meantime, if you have any questions or concerns please do not hesitate to reach out to your regular Halliburton contact or BHI-Integration@halliburton.com

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the approvals from competition authorities of the pending acquisition of Baker Hughes, the anticipated benefits and synergies of the acquisition, expected growth opportunities and returns on capital, and expectations regarding the timing of the divestitures and the closing of the acquisition, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended March 31, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on

February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.